Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-143894

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED AUGUST 6, 2007)

Verenium Corporation

$120,000,000 5.50% Convertible Senior Notes due 2027 and

18,750,000 Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement No. 1 supplements and amends the prospectus dated August 6, 2007 relating to the resale by certain securityholders of 5.50% Convertible Senior Notes due 2027 issued by Verenium Corporation, and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated August 6, 2007, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. All references in the prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”

The table and related footnotes in the “Selling Security Holders” section on pages 24–28 of the prospectus are hereby amended and supplemented as identified below.

				Common Stock Owned Upon Completion of the Offering
	Principal Amount of Notes Beneficially	Percentage of	Shares of Common Stock Beneficially
Name	Owned and Offered Hereby	Notes Outstanding	Owned before the Offering (1)	Number of Shares	Percentage
AHFP Context (2)	645,000	*	—	—	*
Altma Fund Sicay PLC in respect of the Grafton Sub Fund (3)	2,270,000	1.9%	—	—	*
CASAM Context Offshore Advantage Fund Limited (5)	1,165,000	*	—	—	*
Context Advantage Master Fund, LP (8)	7,345,000	6.1%	—	—	*
Credit Suisse Securities (USA) LLC (37)	2,500,000	2.1%	—	—	*
Finch Tactical Plus Class B (11)	360,000	*	—	—	*
Institutional Benchmarks Series (Master Feeder) Limited in respect of Alcor Series (14)	410,000	*	—	—	*
Lyxor/Context Fund LTD (19)	1,720,000	1.4%	—	—	*
Worldwide Transactions Limited (33)	585,000	*	—	—	*

*	Less than one percent

(1)	Figures in this column do not include the shares of common stock issuable upon conversion of the notes listed in the column to the right.

(2)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by AHFP Context.
(3)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Altma Fund SICAV PLC in respect of the Grafton Sub Fund.
(5)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by CASAM Context Offshore Advantage Fund Limited.
(8)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Context Advantage Master Fund, LP.
(11)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Finch Tactical Plus Class B.
(14)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Institutional Benchmarks Series (Master Feeder) Limited in respect of Alcor Series.
(19)	Lyxor/Context Fund LTD is an affiliate of Societe Generale, a registered broker dealer. Lyxor/Context Fund LTD has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Lyxor/Context Fund LTD.
(33)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, have voting and dispositive power over the notes held by Worldwide Transactions Limited.
(37)	Credit Suisse Securities (USA) LLC has represented to us that the notes held by them were purchased in the ordinary course of business and that at the time of purchase of the notes held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes held by them or the common stock issuable upon conversion of the notes held by them. Jeff Andreski has voting and dispositive power over the notes held by Credit Suisse Securities (USA) LLC.

We prepared this table based on the information supplied to us by the selling securityholders named in the table and we have not sought to verify such information. Any changed information will be set forth in further prospectus supplements and/or amendments. The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by each holder at an initial conversion price of $8.16 per share. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Because the selling securityholders may offer all or some portion of the notes or the conversion shares, we have assumed for purposes of the table above that the selling securityholders will sell all of the notes and all of the conversion shares offered by this prospectus. In addition, the selling securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their notes.

Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of the prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 29, 2007.